WASHINGTON, D.C. 20549

                   SECURITIES AND EXCHANGE COMMISSION
                                FORM 11-K



     [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 2005

                                    OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the transition period from             to
                                  -----------    ----------

           Commission File Number  2-91196


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          NORTHERN EMPIRE BANCSHARES 401(K) PROFIT SHARING PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 Northern Empire Bancshares
                 801 Fourth Street
                 Santa Rosa, California 95405


                          REQUIRED INFORMATION

    1. Financial Information and Schedules

       The independent auditor's report, the financial statements and the supplemental schedule are listed below in the Table of Contents.

    2. Exhibits

       Exhibit 23.1  -  Consent of Moss Adams LLP




                       NORTHERN EMPIRE BANCSHARES
                       401(k) Profit sharing plan

                      INDEPENDENT AUDITOR'S REPORT
                                   AND
                          FINANCIAL STATEMENTS
                                   WITH
                          SUPPLEMENTAL SCHEDULE

                       December 31, 2005 and 2004





                                CONTENTS


                                                               PAGE

INDEPENDENT AUDITOR'S REPORT                                      1


FINANCIAL STATEMENTS

   Statements of net assets available for benefits                3

   Statement of changes in net assets available for benefits      4

   Notes to financial statements                                  5


SUPPLEMENTAL SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR

   Schedule of assets (held at end of year)                       8

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees
Northern Empire Bancshares 401(k) Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of Northern Empire Bancshares 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the supplemental schedule as listed in the accompanying table of contents. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Northern Empire Bancshares 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ Moss Adams LLP
                                          ------------------

Santa Rosa, California
June 29, 2006

                          FINANCIAL STATEMENTS
                          --------------------

NORTHERN EMPIRE BANCSHARES 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004


                                                     2005          2004
                                                 -----------   -----------
ASSETS
   Non interest bearing cash                     $         -   $        15
   Investments                                     5,390,730     4,391,728
   Participant loans                                 178,908       150,888
   Participant receivables                            14,877        11,951
   Employer receivables                                2,553         1,076
   Loan repayment receivables                          1,946         1,524
                                                 -----------   -----------
                                                   5,589,014     4,557,182

LIABILITIES
   Corrective distribution obligation                    297             -
                                                 -----------   -----------
   NET ASSETS AVAILABLE FOR BENEFIT              $ 5,588,717   $ 4,557,182
                                                 ===========   ===========

See accompanying notes

NORTHERN EMPIRE BANCSHARES 401(K) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2005


Additions of net assets attributed to:
   Investment income:
     Net appreciation in fair value of investments             $   273,567
     Interest                                                        8,966
     Dividends                                                      39,303
     Other income                                                   27,053
                                                               -----------
                                                                   348,889
                                                               -----------

   Contributions:
     Employee deferrals                                            644,239
     Employer contributions                                        135,472
     Rollover                                                       75,650
                                                               -----------
                                                                   855,361
                                                               -----------
     Total additions                                             1,204,250
                                                               -----------

Deductions from net assets attributed to:
     Withdrawals                                                   153,358
     Corrective distributions                                          297
     Administrative expenses                                        19,060
                                                               -----------
     Total deductions                                              172,715
                                                               -----------
     Net increase                                                1,031,535

Net assets available for benefits:
   Beginning of the year                                       $ 4,557,182
                                                               -----------
   End of the year                                             $ 5,588,717
                                                               ===========

See accompanying notes

NORTHERN EMPIRE BANCSHARES 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are prepared under the accrual method of accounting. The Annual Return/Report of Employee Benefit Plan
(Form 5500) is prepared under the cash basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The Plan's investments are stated at fair value. Fair values of the investments are determined by the custodian based upon quoted market values of the underlying assets. Participants' loans are valued at their outstanding balances, which approximate fair value.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is at least reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect a participant's account balance and the amounts reported in the financial statements.

Benefits to participants are recorded when paid.


NOTE  2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Adoption Agreement for a more complete description of Plan provisions.

General - The Plan is a 401(k) salary deferral plan covering all employees of Northern Empire Bancshares and Sonoma National Bank, who have satisfied the eligibility requirements. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Northern Empire Bancshares is the Plan sponsor and serves as the plan administrator. The plan administrator pays administrative expenses, such as custodian fees, legal, and accounting fees that may not be paid by forfeitures. Certain transaction fees are paid by the Plan.

Eligibility - Employees are eligible to make salary deferrals after completing 90 days of service. Eligibility for the employer matching contribution and the employer discretionary contribution, requires employees to complete one year of service in which at least 1,000 hours are worked during the plan year.

Contributions - Participants may elect to defer up to the limitations imposed by federal tax law. Participants direct the investment of contributions into various investment options offered by the Plan. The Company shall make a matching contribution equal to a participant's elective deferral contribution, not to exceed $1,200 for each plan year. A discretionary contribution may be made each plan year in an amount determined by the Company. This contribution is allocated to participants in the plan on December 31 in the same proportion as a participant's compensation bears to the total of all participants' compensation. There were no discretionary contributions made during 2005 or 2004.

Vesting - Participants are fully vested in deferrals withheld from their compensation under the salary reduction agreement and in matching contributions. Vesting in employer matching and discretionary contributions begins after the completion of one year of service, as defined, in increments of 33% per year until fully vested in year four.

Loans - Loans of up to 50% of amounts vested and under $50,000.00 are available to participants at a rate of interest that is 1.0% above the prime lending rate. The maximum loan term is 58 months, unless the loan qualifies as a home loan, in which case the term of the loan is not to exceed 358 months.

Payment of benefits - Upon retirement, termination of employment, death, or disability, a participant's vested account balance will be distributed in a lump sum or in a variety of optional installment methods, as further described in the Plan agreement.

NORTHERN EMPIRE BANCSHARES 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS


Forfeitures - A forfeiture is the non-vested portion of a participant's account that is lost upon termination of employment. Forfeitures are to be reallocated to participants in the same manner of allocation as discretionary contributions. The Plan had forfeited amounts of $10,523 and 4,782 during December 31, 2005 and 2004.

Termination of Plan - Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue contributions at any time. If the Plan is terminated, all amounts allocated to a participant's' account becomes fully vested.

Investments - A participant may direct the investment of their account through investment options offered through Union Bank of California Select Benefit. Investments representing 5% or more of net assets available for benefits consist of the following:

                                                     2005           2004
                                                 -----------   -----------
   Highmark Div. Money Market                    $ 1,471,701   $ 1,311,010
   Northern Empire Bancshares Common Stock           595,890       582,195
   Vanguard 500 Index                                419,245       279,035
   Baron Small Cap                                   358,934       307,524
   Fidelity Advisor Midcap                           328,938       250,205
   Federated Cap Appreciation                        313,332       299,802


During the year, the plan investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

   Corporate stock                                    18,462
   Mutual funds (registered investment companies)    255,105
                                                   ---------
   Net Appreciation in fair value of investments   $ 273,567
                                                   =========


NOTE  3 - TAX STATUS

The Plan is designed to operate as a standardized plan based on a favorable opinion letter dated April 2002 issued to the prototype sponsor that provided tax-exempt status under appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.


NOTE  4 - PARTY-IN-INTEREST TRANSACTIONS

Plan investments include a guaranteed interest account, pooled separate accounts, and insurance contracts managed by Union Bank of California, the custodian of the Plan and, therefore, transactions between the Plan and Union Bank of California qualify as party-in-interest transactions.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500.

                                                    2005           2004
                                                -----------   -----------
Net assets available for benefits per
  the financial statements                      $ 5,588,717   $ 4,557,182
Receivable                                          (19,376)      (14,551)
Corrective distribution obligation                      297
                                                -----------   -----------
Net assets available for benefits per
  the form 5500                                 $ 5,569,638   $ 4,542,631
                                                ===========   ===========

Net increase in changes in net assets per
  the financial statements                      $ 1,031,535
Less receivables reflected in the 2005
  financial statements                              (19,376)
Add prior year receivables reported in the
  2004 financial statements                          14,551
Add the corrective distribution payable
  reflected in the 2005 financial statements            297
                                                -----------
Net income per the 2005 Form 5500               $ 1,027,007
                                                ===========

                          SUPPLEMENTAL SCHEDULE

                   REQUIRED BY THE DEPARTMENT OF LABOR

NORTHERN EMPIRE BANCSHARES 401(K) PROFIT SHARING PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)


EIN   94-2830529
PLAN NUMBER 001
PLAN YEAR 01/01/2005 TO 12/31/2005

 (A)           (B)                                    (C)                           (D)              (E)
                                            Description of investmentincluding
     Identity of issuer, borrower,          maturity date, rate of interest,
      lessor or similar party               collateral, par or maturity date       Cost       Current Value
     --------------------------             --------------------------------       ----       -------------
*    Highmark Capital Management            Diversified Money Market                 **          $1,471,701
*    Union Bank of California               Stable Value                             **             132,910
     Wells Fargo                            Gov't Securities                         **             186,362
     Oakmark Funds                          Equity and Income II                     **             110,990
     Oakmark Funds                          Oakmark II                               **             141,878
     Federated                              Cap Appreciation                         **             313,332
     Calvert                                Social Inv Equity                        **             110,236
     Vanguard                               500 Index                                **             419,246
     Waddell & Reed                         Advisor Vanguard                         **             227,432
     American Century                       Equity Income                            **             232,417
     Fidelity Investments                   MidCap                                   **             328,938
     Turner                                 MidCap Growth                            **             157,060
     Wells Fargo                            Advisor Small Cap Value                  **             216,422
     Baron                                  Baron Small Cap                          **             358,934
     Fidelity Investments                   Advisor Div International                **              53,932
     MFS                                    International New Discovery              **              32,728
     Ivy                                    Science & Technology CI Y                **             155,191
*    Northern Empire Bancshares             Stock Common                             **             595,890
     American Century                       International Growth                     **             145,073
                                            Stock Liquidity Mgmt Account             **                  58
     Participant Loans                      Interest rate from 5.00% to 8.75%         -             178,908
                                                                                                 ----------
                                                                                                 $5,569,638
                                                                                                 ==========

                               SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    Northern Empire Bancshares 401(k) Profit Sharing Plan


                              By:     /s/ Deborah A. Meekins
                                     -----------------------
                                     Deborah A. Meekins, President and CEO

Date:  June 28, 2006